Exhibit 99.4

CERTIFICATION OF THE CHIEF FINANCIAL OFFICER

PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Stephane Bello, certify that:

1.	I have reviewed this Amendment No. 1 to the annual report on Form 40-F/A of Thomson Reuters Corporation; and

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Date: March 27, 2019

/s/ Stephane Bello
Stephane Bello
Executive Vice President and Chief Financial Officer